United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press release	3
Signature Page	4

Press Release

Vale informs on foreign subsidiaries taxation

Rio de Janeiro, April 1st, 2019 — Vale S.A. (Vale) clarifies that the claims published by the press regarding taxation on its foreign subsidiaries are false, highlighted by the website UOL under the title “Vale faz venda fake à Suíça e deixa de pagar bilhões em impostos no Brasil”, which accuses the company of designing schemes to avoid taxation in Brazil.

Transfer prices are strictly regulated by Law 9.430/96, as amended, and by the Brazilian Internal Revenue Service Normative Instruction 1.312/2012, as amended, with no margin for artificial transfer of income to foreign subsidiaries. Considering the legislation, the methodology applied to evaluate the export price of iron ore on the study by the NGO IJF/Latinidadd, which provided the basis for the reported news, is severely flawed. Among the adjustments to the iron ore price allowed by the legislation and not applied in the study are the deduction of the freight cost and intermediation cost by the sales agent and the quality and timing adjustments. Such mistakes completely disqualify the under invoicing results achieved.

Additionally, the Brazilian controlling company would not benefit from a hypothetical transfer of income to a foreign subsidiary. Considering the universal basis tax law, the difference between the Brazilian tax rate and the effective foreign tax rate would be taxed in Brazil if the foreign subsidiary income were undertaxed in relation to Brazil. Therefore, the Brazilian company would not have any economic advantage, as the Brazilian law encompasses such income through foreign subsidiary taxation.

Finally, it is important to highlight that Vale has always diligently and prudentially fulfilled its tax obligations in Brazil. For instance, although the company disputes the former legislation regarding taxation of foreign subsidiaries, with the support of a favorable decision by the Superior Court (STJ), pending confirmation by the Supreme Court (STF), it has joined the Refis (Tax Refinancing Program) in 2013 and has paid, up to this moment, approximately R$ 13.3 billion. The balance of R$ 15.8 billion will be evenly paid, under the form of the law. In case the STJ understanding prevails, Vale will have collected higher taxes on its foreign subsidiaries income than what was due.

Para mais informações, contatar:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

Esse comunicado pode incluir declarações que apresentem expectativas da Vale sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras, envolvem vários riscos e incertezas. A Vale não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relacionados a: (a) países onde temos operações, principalmente Brasil e Canadá, (b) economia global, (c) mercado de capitais, (d) negócio de minérios e metais e sua dependência à produção industrial global, que é cíclica por natureza, e (e) elevado grau de competição global nos mercados onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Vale, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM, na U.S. Securities and Exchange Commission — SEC, e na Autorité des Marchés Financiers (AMF) em particular os fatores discutidos nas seções “Estimativas e projeções” e “Fatores de risco” no Relatório Anual - Form 20F da Vale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: April 1st, 2019		Director of Investor Relations